UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 9, 2016

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  x             Form 40-F  ¨

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ¨

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ¨

Santiago, June 9, 2016

Mr. Carlos Pavez Tolosa

Superintendent

Superintendence of Securities and Insurance

Ref: Material Fact – Cancelation of BDR Program in Brazil

Dear Superintendent:

In accordance with articles 9° and 10° of Securities Market Law No. 18.045 of the Mercado de Valores, established by General Regulation No. 30, and being duly authorized thereto, I hereby inform you of a material fact from LATAM Airlines Group S.A. (hereafter, “LATAM” or the “Company”), Securities register No. 306, the following:

a) On April 5th, 2016, LATAM issued a Material Fact to inform of the cancellation of the Brazilian Depository Receipts (“BDRs”) program of LATAM Airlines Group S.A., which must be performed in accordance with the approved procedure described in this communication (hereafter, the “Cancellation Procedure”).

b) According to the Cancellation Procedure, the terms of which were published by LATAM on the 7th of April, 2016 in the “Diario Oficial do Estado de São Paulo”, “Valor Econômico”, and on the website of LATAM http://www.latamairlinesgroup.net (hereafter, the “Notice”), on May 9th, 2016, the deadline passed for the bondholders of BDRs to exercise their option to keep the underlying common shares of the BDRs (the “Shares”); and BM&FBOVESPA blocked, on May 23rd, 2016, the respective balances of the holders of BDRs who chose to adhere to the procedure for sale of the shares on the Santiago Stock Exchange – Santiago Exchange, through the procedure called Sale Facility.

c) On May 24th 2016, LATAM issued a Material Fact to inform that May 23 was the maturity deadline for BDR holders to express their option to keep their shares while the blockade by BM&FBOVERSPA occurred on the same date of the respective balances of the holders of BDRs who chose to adhere to the procedure for sale of the shares on the Santiago Stock Exchange - Santiago Exchange, through the procedure called  Sale Facility, assigning for this purpose a theoretical value of sales in the Santiago Stock Exchange.

d) On this date, Chile informed that BTG Pactual S.A. Corredores de Bolsa ("BTG Pactual Chile"), a Chilean institution contracted by the Company for this purpose, made the sale on the Santiago Stock Exchange Shares of the respective holders who adhered to the Sale Facility procedure.

e) In this respect, on June 2, 2016, by conducting 1 (one) auction on the Santiago Stock Exchange, 672,500 shares were sold by an average price of $4,150,038 Pesos Chilenos per Share, an equivalent in Brazilian Reais of R$20,528003378, converted based on the tax buying currency in the foreign exchange market on June 8, 2016, which is the amount to be paid for BDRs to their respective owners. The payment should take place on June 16, 2016 and Itaú Corretora de Valores S.A. (“Itaú Corretora”) should transfer it to BM&FBOVESPA, which will be responsible on transferring the amount to their respective owners, through their custody agents. The BDR holders who maintained their position directly from Itaú Corretora will receive the amount directly from itself.

f) More information and instructions relative to the Cancellation Procedure can be attained in the Material Fact published on April 5th, May 23h and the Notice.

Cordially,

Cristián Toro Cañas

Vice-president Legal

LATAM Airlines Group S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 9, 2016	LATAM AIRLINES GROUP S.A.

	By:	/s/ Enrique Cueto
	Name:	Enrique Cueto
	Title:	Latam Airlines Group CEO